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Hawthorne Gold and Cusac Gold Mines Enter into Definitive Agreement under Revised
Terms; Hawthorne Arranges $3 Million Financing and Assumes Taurus Option

December 19, 2007 - - Hawthorne Gold Corp. (“Hawthorne”) – (TSX-V: HGC) and Cusac  Gold Mines Ltd. (“Cusac”) (TSX-V: CQC; OTC-BB: CUSIF) announced they have signed a  Definitive Agreement on the Plan of Arrangement (the “Transaction”) to merge the two  companies. The resulting entity will hold a balanced portfolio of gold exploration, development  and near-term production assets, all located in British Columbia, Canada. The companies will  work diligently to close the Arrangement within 120 days of the Definitive Agreement or  approximately April 15,  2008.

Under the terms of the Transaction, shareholders of Cusac will receive one (1) common share  of Hawthorne in exchange for each nineteen (19) Cusac common shares (the “Shareholders”),  which was revised from seventeen (17) Cusac common shares announced on November 9,  2007. The revised ratio is in line with the closing prices of the parties on December 17, 2007. In  addition, for each two dollars of principal and interest owed to each Cusac Convertible Debentureholder (the “Debentureholders”), Hawthorne will issue one (1) Hawthorne common  share. In late November 2007, Debentureholders voted 97% in favour of the exchange of  Hawthorne shares by way of an extraordinary resolution.

Cusac stock options and warrants will be assumed by Hawthorne, using the effective nineteen  (19) to one (1) ratio. On closing of the Transaction, Hawthorne will issue approximately 6.15  million common shares to Cusac Shareholders and Debentureholders. Following closing of the  Transaction and contemplated $3 million private placement, Hawthorne will have approximately  22.5 million common shares issued and outstanding.

The Transaction is subject to approval by a special majority of the Shareholders of Cusac,  approval of the Debentureholders, an order of the Supreme Court of British Columbia and  approval of the TSX and TSX Venture Exchange. There can be no assurance that the  Transaction will be completed as proposed or at all.

A termination fee of 5% is payable to Hawthorne in certain circumstances. In addition,  Hawthorne has the right to match any competing proposal in the event a competing proposal is  made. Cusac has agreed not to solicit or initiate any discussion concerning the pursuit of any  other business combination.

American Bonanza Assignment

As part of the Transaction, Cusac assigned all its rights to the option to acquire 46 mineral  claims near Cassiar, British Columbia (the “Property”) from American Bonanza Gold Corp.  (“Bonanza”), dated June 7, 2007. The Property covers the majority of the Taurus Deposit that  hosts a National Instrument 43-101 compliant inferred resource estimate of 1.04 million ounces  of gold consisting of 32.4 million tonnes at a grade of 1.0 g/t (technical report dated May 15,  2007, by Wardrop Engineering is available at www.sedar.com). The balance of the Taurus  deposit is held 100% by Cusac.

The assigned agreement with Bonanza requires Hawthorne to pay $6 million over two years,  consisting of $1 million by December 22, 2007, $2 million by June 22, 2008, $1.5 million by  June 22, 2009 and $1.5 million by December 22, 2009. A further $3 million is payable upon  completion of a positive feasibility study recommending production, or production, whichever  comes first. Pursuant to the agreement, Hawthorne is required to issue 250,000 common  shares to Bonanza on or before December 22, 2008. The parties agreed to delete in its entirety  the $2 million bonus payment which would have been payable in the event that the price of gold  closes above US $800 per ounce for a period of 100 consecutive days.

Hawthorne Financing

Hawthorne also announces it has arranged, subject to regulatory approval, a non-brokered  private placement to raise gross proceeds of $3 million. The private placement consists of  1,875,000 units priced at $1.60 per unit. Each unit consists of one common share and one-half  of one share purchase warrant. Each whole warrant is exercisable for a period of eighteen  months from closing to acquire one common share at a price of $2.25 per share. On closing of  the private placement, Praetorian Offshore Ltd., a Cayman Island based fund, will own  approximately 11% of the outstanding common shares of the Company.

The shares and warrants underlying the private placement units will be subject to hold periods  in accordance with TSX-V policies and applicable securities laws. The Company anticipates  paying finder’s fees on funds sourced to eligible finders in respect of certain units placed under  the financing. Proceeds of the financing will be used as interim funding to complete the first  payment of the Bonanza option, costs to complete the merger Transaction of the two  companies, and general working capital.

About Cusac Gold Mines Ltd.

Founded in 1966 by respected mining leader Guilford Brett, Cusac is a junior gold exploration  and past-producing company focused primarily on the Cassiar Gold Property, a 175 square  kilometre package of mineral claims located in north central British Columbia, Canada. The  Cassiar Gold Property hosts a number of gold assets, including the Taurus Deposit, the fully  permitted Table Mountain Gold Mine, and the Taurus II early stage exploration area.

About Hawthorne Gold Corp.

Hawthorne Gold is a Canadian-based gold exploration and development company with key  properties located in British Columbia, Canada. Hawthorne’s goal is to become a successful  gold company through focused exploration and development initiatives and potential  acquisitions. Hawthorne is led by respected mining leaders Richard Barclay and Michael Beley  who co-founded Bema Gold and Eldorado Gold in 1980’s and 1990’s and have worked together  for nearly 40 years. Hawthorne’s VP of Operations, Michael Redfearn, has over 35 years of  mining, metallurgical, environmental and construction experience in the industry. Mr. Redfearn  was Vice President of Operations for bcMetals Corporation, where he was responsible for the  oversight of the feasibility study on the Red Chris project in Northern British Columbia. Mr.  Redfearn was Mine Manager at the Cantung Mine in the Northwest Territories and held various  senior positions with Cominco Limited.

Pursuant to an option agreement dated October 31, 2006 between Hawthorne and Eureka  Resources Inc., Hawthorne can earn a 51% interest in the Frasergold property by completing  exploration expenditures totaling $3.5 million, completing a feasibility study by April 30, 2010  and making cash payments totaling $175,000 before October 31, 2009. Hawthorne can earn a  further 9% (for a total of 60%) by arranging financing for 70% of the estimated capital costs for  production.

Michael Redfearn, P.Eng, a Qualified Person as defined by National Instrument 43-101, has  approved the technical content of this news release.

For More Information

For more information on Hawthorne, contact Robert Ferguson at (604) 629-1505 or toll free at  1-888-629-1505 or Todd Hanas toll free at 1-866-869-8072, or you can visit the Company’s  website at www.hawthornegold.com.

For more information on Cusac, contact Ravinder Mlait at (604) 682-2421 or toll free at 1-800-  670-6570, or you can visit the company’s website at www.cusac.com.

HAWTHORNE GOLD CORP.	CUSAC GOLD MINES LTD.
“Richard J. Barclay” President & CEO	“David Brett” President & CEO

Certain information regarding the companies including management's assessment of future  plans and operations, may constitute forward-looking statements under applicable securities  laws and necessarily involve risks associated with mining exploration and development, volatility  of prices, currency fluctuations, imprecision of resource estimates, environmental and permitting  risks, access to labour and services, competition from other companies and ability to access  sufficient capital. As a consequence, actual results may differ materially from those anticipated  in the forward-looking statements. The TSX and TSX Venture Exchange do not accept  responsibility for the adequacy or accuracy of this release.